UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission file number 1-2328
_____________________

A. Full title of the plan and the address of the plan, if different from of the issuer named below:

GATX Corporation Hourly Employees Retirement Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

GATX Corporation
222 West Adams Street
Chicago, Illinois 60606-5314

GATX Corporation Hourly Employees Retirement Savings Plan

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee
GATX Corporation

We have audited the accompanying statements of net assets available for benefits of the GATX Corporation Hourly Employees Retirement Savings Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the GATX Corporation Hourly Employees Retirement Savings Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the GATX Corporation Hourly Employees Retirement Savings 401(k) Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

June 12, 2015
Chicago, Illinois

EIN 36-1124040
Plan #004

GATX Corporation Hourly Employees Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2014	2013
Assets
Investments in mutual funds	$4,734,409	$3,846,674
Interest in collective trusts	3,697,541	3,843,446
Interest in GATX Corporation Master Trust	1,279,288	1,161,342
Total investments at fair value	9,711,238	8,851,462
Notes receivable from participants	662,244	653,310
Net assets reflecting investments at fair value	10,373,482	9,504,772
Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive investment contracts	(13,150)	(14,198)
Net assets available for benefits	$10,360,332	$9,490,574

The accompanying notes are an integral part of these statements.

EIN 36-1124040
Plan #004

GATX Corporation Hourly Employees Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2014	2013
Additions
Investment income:
Net investment gain from mutual funds	$114,871	$525,355
Net investment gain from collective funds	310,835	632,194
Net investment gain from GATX Corporation Master Trust	145,470	237,590
Interest and dividend income	142,269	92,105
Total investment income	713,445	1,487,244
Contributions
Employer contributions	275,205	256,244
Participant contributions	605,752	469,402
Rollover contributions	10,247	4,512
Total contributions	891,204	730,158
Interest income on notes receivable from participants	27,679	27,294
Total additions	1,632,328	2,244,696
Deductions
Benefit payments	681,224	682,087
Administrative fees	6,214	6,781
Transfer to GATX Corporation Salaried Employees Retirement Savings Plan	75,132	—
Total deductions	762,570	688,868
Net increase	869,758	1,555,828
Net assets available for benefits at beginning of year	9,490,574	7,934,746
Net assets available for benefits at end of year	$10,360,332	$9,490,574

The accompanying notes are an integral part of these statements.

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements
EIN 36-1124040
Plan# 004

1. Description of the Plan
The following description of the GATX Corporation (GATX or the Company) Hourly Employees Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined-contribution plan, established January 1, 1994, for hourly union employees of GATX, who have completed at least 520 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Fidelity Management Trust Company has been appointed trustee of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant.
Contributions
Each year, participants may make basic contributions of 1% to 50% of eligible pretax compensation, as defined in the Plan, and participants who have attained the age of 50 before the close of the plan year may make additional catch-up contributions of 1% to 25% of eligible pretax compensation. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans. Participant contributions are made through payroll deductions and are recorded in the period the deductions are made.
For participants at various union locations and depending on the terms of the applicable collective bargaining agreement, the Company may contribute on behalf of the participants a matching contribution of $0.50 for each $1.00 contributed by a participant, up to 6% of the participant's compensation. For 2014 and 2013, the Company made matching contributions at this level. At its discretion, the Company may make an additional matching contribution for eligible participants. All contributions are made in cash and are deposited weekly. All contributions are subject to certain limitations of the Internal Revenue Code of 1986, as amended (the Code).
Participant Accounts
Each participant's account is credited with the participant's contributions, the Company's contributions, and an allocation of the Plan's earnings or losses. Allocations are based on account balances (as defined). The benefit to which a participant is entitled is that which can be provided from the participant's account. All participant and Company contributions are participant-directed into various investment options and investment allocations may be changed on any business day.
Vesting
Participants are immediately 100% vested in their account balances.
Payment of Benefits
In the event of retirement (as defined), death, permanent disability, or termination of employment, the balance in the participant's account, less any outstanding loan balances, will be distributed to the participant or the participant's beneficiary in a single lump-sum cash payment or installment payments. In-service withdrawals are available to participants in the case of financial hardship (as defined). The Plan also allows for age 59 1/2 withdrawals (as defined).
Administrative Expenses
It is the intent of the Company to pay the administrative expenses of the Plan, but if the Company fails to make the payments, or so directs, there may be a charge against the Plan for these expenses.

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements (continued)

Participant Loans
A participant may borrow an amount up to the lesser of $50,000 or 50% of the participant's account balance. Such loans, which are payable over a term specified by the Plan, bear interest at a reasonable rate and are secured by the participant's account balance in the Plan.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain 100% vested in their account balances.
2. Significant Accounting Policies
Basis of Presentation
The accompanying financial statements were prepared on the accrual basis in accordance with U.S. Generally Accepted Accounting Principles ("GAAP").
Accounting Changes
In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 eliminates the requirement to classify the investment within the fair value hierarchy. In addition, the requirement to make specific disclosures for all investments eligible to be assessed at fair value with the net asset value per share practical expedient has been removed. Instead, such disclosures are restricted only to investments that the entity has decided to measure using the practical expedient. The amendments are to be applied for annual period beginning after December 15, 2015. We are still evaluating the effect that the new guidance will have on our financial statements and related disclosures.

Use of Estimates
The preparation of financial statements in accordance with GAAP necessitates management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. The Company regularly evaluates its estimates and judgments based on historical experience and other relevant facts and circumstances. Actual results could differ from these estimates.
Benefit Payment
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan payments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements (continued)

Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See "Note 4. Fair Value of Financial Instruments" for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Investment gains and losses include those that are realized and unrealized.
3. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported on the statement of net assets available for benefits.
4. Fair Value of Financial Instruments
As defined by GAAP, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are classified according to a three-level hierarchy based on management's judgment about the reliability of the inputs used in the fair value measurement. Level 1 inputs are quoted prices available in active markets for identical assets or liabilities. Level 2 inputs are observable, either directly or indirectly, and include quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs are unobservable, meaning they are supported by little or no market activity.
The level in the fair value hierarchy within which a fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following tables set forth the fair value of the Plan's assets:

	Total December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
U.S. equities	$178,201	$178,201	$—	$—
International equities	315,934	315,934	—	—
Fixed income	467,878	467,878	—	—
Balanced (life cycle)	3,772,396	3,772,396	—	—
GATX Corporation Master Trust	1,279,288	1,279,288	—	—
Collective trusts:
U.S. equities	2,722,360	—	2,722,360	—
International equities	42,580	—	42,580	—
Fixed income (Fidelity MIP II)	913,705	—	913,705	—
Fixed income	18,896	—	18,896	—
Total investments at fair value	$9,711,238	$6,013,697	$3,697,541	$—

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements (continued)

	Total December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:
U.S. equities	$143,317	$143,317	$—	$—
International equities	409,804	409,804	—	—
Fixed income	492,923	492,923	—	—
Balanced (life cycle)	2,800,630	2,800,630	—	—
GATX Corporation Master Trust	1,161,342	1,161,342	—	—
Collective trusts:
U.S. equities	2,762,965	—	2,762,965	—
International equities	50,193	—	50,193	—
Fixed income (Fidelity MIP II)	1,008,611	—	1,008,611	—
Fixed income	21,677	—	21,677	—
Total investments at fair value	$8,851,462	$5,008,016	$3,843,446	$—

The following is a description of the valuation techniques and inputs used as of December 31, 2014 and 2013:
Mutual funds: Valued at quoted market prices, which represent the net asset values (NAV) of shares held at year-end.
GATX Corporation Master Trust: Tracked on a unitized basis and consists of shares of GATX common stock and cash sufficient to meet the fund's daily cash needs. Unitizing the GATX Corporation Master Trust allows for daily trades into and out of the fund. The value of a unit reflects the combined market value of GATX common stock, which is traded on an active exchange, and the cash investments, which are held in a money market fund. At December 31, 2014 and 2013, the value of a unit was $42.33 and $37.63.
Collective trusts (excluding the Fidelity MIP II): Valued based on the closing NAV prices provided by the administrator of the funds. The NAV represents the unitized fair values of the underlying securities held by the trusts, which are traded on an active exchange. There are no unfunded commitments, restrictions on redemption frequency, or advance notice periods required for redemption for any of the collective trusts. The funds are designed to deliver safety and stability by preserving principal and accumulating earnings.
Fidelity Managed Income Portfolio II (Fidelity MIP II): Contains investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The Fidelity MIP II is valued at NAV, which is determined by the fund manager using a pricing model with inputs (such as yield curves and credit spreads) that are observable or can be corroborated by observable market data for substantially the full term of the assets. The Plan's interest in the Fidelity MIP II is presented at fair value on the statements of net assets available for benefits, with an adjustment to its contract value separately disclosed. The contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the Fidelity MIP II represents contributions plus earnings, less participant withdrawals and administrative expenses. The fund is designed to deliver safety and stability by preserving principal and accumulating earnings.

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements (continued)

5. Investments
Except for investments held in the GATX Corporation Master Trust (see "Note 6. GATX Corporation Master Trust"), the Plan held the following individual investments representing 5% or more of the Plan's net assets available for benefits:

	December 31
	2013	2012
NTGI S&P 500 Index	$1,743,462	$1,797,784
Fidelity Managed Income Portfolio II (**)	913,705	1,008,611
Vanguard Target Return 2030	741,006	710,774
Vanguard Target Return 2020	610,917	536,264
PIMCO Total Return Fund - Institutional Class	*	492,923
NT Collective Russell	*	481,069
_____________
(*) Below 5% threshold.
(**) The contract values were $900,555 and $994,413 at December 31, 2014 and 2013.

6. GATX Corporation Master Trust
The GATX Corporation Master Trust includes assets of the Plan and those of the GATX Corporation Salaried Employees Retirement Savings Plan. The Plan's interest in the master trust is stated at the Plan's equity in the net assets of the master trust at December 31, 2014 and 2013. All GATX common stock held by the master trust is measured at fair value on a recurring basis. The carrying amounts of cash, other receivables and other payables approximate fair value due to the short maturity of those instruments.
A summary of the net assets and the changes in net assets of the GATX Corporation Master Trust is as follows:

	December 31
	2014	2013
Assets
Money market fund	$240,934	$333,635
GATX common stock	32,454,401	32,799,488
Other receivables	121,817	30,419
Liabilities
Other payables	372	—
Net assets	$32,816,780	$33,163,542

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements (continued)

	Years Ended December 31
	2014	2013
Additions
Transfers In	$2,375,645	$2,037,097
Interest and dividend income	17,579	16,805
Net appreciation in fair value of common stock	4,488,543	6,628,061
	6,881,767	8,681,963
Deductions
Transfers Out	(7,228,529)	(5,220,153)
	(7,228,529)	(5,220,153)
Net increase (decrease)	(346,762)	3,461,810
Net assets at beginning of year	33,163,542	29,701,732
Net assets at end of year	$32,816,780	$33,163,542

The Plan held a 3.9% and $3.5% interest in the GATX Corporation Master Trust as of December 31, 2014 and 2013.

7. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2014	2013
Net assets available for benefits per the financial statements	$10,360,332	$9,490,574
Net adjustment from fair value to contract value for fully benefit-responsive contracts	13,150	14,198
Net assets available for benefits per Form 5500	$10,373,482	$9,504,772

The following is a reconciliation of net increase in plan assets per the financial statements to the Form 5500 for the year ended December 31, 2014:

Net increase in plan assets per the financial statements	$869,758
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2014	13,150
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2013	(14,198)
Net increase in plan assets per the Form 5500	$868,710

8. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated October 11, 2011, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Subsequent to this determination, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements (continued)

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

9. Party-in-Interest Transactions
The Plan holds units of collective trusts and shares of a money market fund, which are managed by Fidelity Management Trust Company, the record keeper of the Plan. The Plan also invests in the common stock of the Company and provides participant loans. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

Supplemental Schedule

GATX Corporation Hourly Employees Retirement Savings Plan

EIN 36-1124040
Plan #004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

Identity of Issuer/Description of Issue	Shares/Units	Current Value
Fidelity Management Trust Company:
NTGI S&P 500 Index	6,325	$1,743,462
Fidelity Managed Income Portfolio II*	900,555	913,705
Vanguard Target Return 2030	25,517	741,006
Vanguard Target Return 2020	21,466	610,917
NT Collective Russell	40,370	495,580
PIMCO Total Return Fund – Institutional Class	43,891	467,878
Vanguard Target Return 2035	24,037	428,825
Vanguard Target Return 2050	13,940	412,902
Vanguard Target Return 2040	12,588	374,609
Vanguard Target Return 2015	23,713	362,577
Vanguard Target Return 2025	20,191	333,760
Fidelity Diversified International Fund K*	9,187	315,934
Vanguard Target Return 2045	16,776	312,873
NTGI S&P 400 Index	1,149	250,405
Pyramis Small Capitalization*	12,076	232,913
T. Rowe Price Growth Stock Fund – Advisory Class	3,430	178,201
Vanguard Target Return 2010	5,440	143,191
Vanguard Target Return Inc.	4,007	51,736
Pyramis Select International Small Capitalization*	2,848	37,557
SSgA U.S. Inflation Protected Bond Index Non-Lending Series	1,457	18,896
BlackRock ACWI EX-US	435	5,023
Participant loans (4.25% to 8.25% interest rates, various maturities)*		662,244
		$9,094,194
_________________
(*) Party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

GATX CORPORATION HOURLY EMPLOYEES
RETIREMENT SAVINGS PLAN
(Name of the Plan)

/s/ James M. Conniff
James M. Conniff
Senior Vice President, Human Resources

June 12, 2015

EXHIBIT INDEX

The following exhibit is filed as part of this annual report:

Exhibit

23.1    Consent of Independent Registered Public Accounting Firm